UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 4, 2012

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	Stock Exchange Announcement dated 1 August 2012 entitled ‘Block Listing Six Monthly Return’

2.	Stock Exchange Announcement dated 2 August 2012 entitled ‘Transactions in Own Securities’

3.	Stock Exchange Announcement dated 3 August 2012 entitled ‘Transactions in Own Securities ’

4.	Stock Exchange Announcement dated 6 August 2012 entitled ‘Transactions in Own Securities’

5.	Stock Exchange Announcement dated 6 August 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

6.	Stock Exchange Announcement dated 7 August 2012 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated 8 August 2012 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated 9 August 2012 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated 13 August 2012 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated 14 August 2012 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated 15 August 2012 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated 15 August 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

13.	Stock Exchange Announcement dated 17 August 2012 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated 22 August 2012 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated 24 August 2012 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated 30 August 2012 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated 31 August 2012 entitled ‘Vodafone Group Plc - Voting Rights and Capital’

1 August 2012

RNS:  6848I

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2012

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	1 February 2012	To:	31 July 2012
Balance of unallotted securities under scheme(s) from previous return:		4,801,428
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,801,428

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2012

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	1 February 2012	To:	31 July 2012
Balance of unallotted securities under scheme(s) from previous return:		1,837,085
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,837,085

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2012

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 February 2012	To:	31 July 2012
Balance of unallotted securities under scheme(s) from previous return:		1,248,508
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,248,508

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2012

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 February 2012	To:	31 July 2012
Balance of unallotted securities under scheme(s) from previous return:		1,712,356
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,712,356

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2012

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	1 February 2012	To:	31 July 2012
Balance of unallotted securities under scheme(s) from previous return:		156,155
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		156,155

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2012

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom Plc Unapproved Share Option Scheme
Period of return:	From:	1 February 2012	To:	31 July 2012
Balance of unallotted securities under scheme(s) from previous return:		445,626
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		445,626

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2012

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	1 February 2012	To:	31 July 2012
Balance of unallotted securities under scheme(s) from previous return:		53,798,781
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,911,990
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		49,886,791

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2012

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 February 2012	To:	31 July 2012
Balance of unallotted securities under scheme(s) from previous return:		35,579,734
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,012,510
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		34,567,224

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2012

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 February 2012	To:	31 July 2012
Balance of unallotted securities under scheme(s) from previous return:		518,970
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		47,870
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		471,100

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

2 August 2012

RNS:  1045J

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 24 July 2012, as announced by Vodafone on 24 July 2012.

Ordinary Shares

Date of purchase:	1 August 2012

Number of ordinary shares purchased:	13,100,000

Highest purchase price paid per share:	189.05p

Lowest purchase price paid per share:	183.3p

Volume weighted average price per share:	186.956p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,309,899,938 shares at a cost (including dealing and associated costs) of £3,961,865,275.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 August 2012

Number of ordinary shares transferred:	70,557

Highest transfer price per share:	182.5p

Lowest transfer price per share:	181.4p

Following both the above transactions, Vodafone holds 4,628,841,882 of its ordinary shares in treasury and has 49,191,034,297 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

3 August 2012

RNS:  2120J

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 24 July 2012, as announced by Vodafone on 24 July 2012.

Ordinary Shares

Date of purchase:	2 August 2012

Number of ordinary shares purchased:	10,500,000

Highest purchase price paid per share:	189.15p

Lowest purchase price paid per share:	186.4p

Volume weighted average price per share:	187.8943p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,320,399,938 shares at a cost (including dealing and associated costs) of £3,981,696,768.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 August 2012

Number of ordinary shares transferred:	249,166

Highest transfer price per share:	182.6p

Lowest transfer price per share:	182.6p

Following both the above transactions, Vodafone holds 4,639,092,716 of its ordinary shares in treasury and has 49,180,783,463 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

6 August 2012

RNS:  3241J

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 24 July 2012, as announced by Vodafone on 24 July 2012.

Ordinary Shares

Date of purchase:	3 August 2012

Number of ordinary shares purchased:	5,800,000

Highest purchase price paid per share:	190p

Lowest purchase price paid per share:	186.75p

Volume weighted average price per share:	188.5495p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,326,199,938 shares at a cost (including dealing and associated costs) of £3,992,689,506.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 August 2012

Number of ordinary shares transferred:	266,976

Highest transfer price per share:	188.7p

Lowest transfer price per share:	188.7p

Following both the above transactions, Vodafone holds 4,644,625,740 of its ordinary shares in treasury and has 49,175,250,439 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

6 August 2012

RNS: 3685J

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors and persons discharging managerial responsibility of the Company:

The Company was advised on 3 August 2012 by Computershare Investor Services Plc that, on 1 August 2012, Luc Vandevelde, a Non-Executive Director of the Company, acquired an interest in 689 ordinary shares of US$0.11 3/7 each in the Company  (“Ordinary Shares”) at the price of 187.89p per Ordinary Share through reinvestment of dividend income.  As a result of the above, Mr Vandevelde now has an interest in 91,167 Ordinary Shares.

In addition, the Company was notified on 3 August 2012 by Computershare Trustees Limited that, on 1 August 2012, the following individuals acquired an interest in the following number of Ordinary Shares at the price of 187.89p per Ordinary Share through reinvestment of dividend pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes	277
Andrew Halford*	798
Matthew Kirk	487
Ronald Schellekens	228

*Denotes director of the Company

As a result of the above, Andrew Halford’s interest in Ordinary Shares (excluding share options and unvested incentive shares) has increased to 2,163,609.

7 August 2012

RNS:  4249J

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 24 July 2012, as announced by Vodafone on 24 July 2012.

Ordinary Shares

Date of purchase:	6 August 2012

Number of ordinary shares purchased:	3,839,637

Highest purchase price paid per share:	190p

Lowest purchase price paid per share:	188.25p

Volume weighted average price per share:	189.41049p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,330,039,575 shares at a cost (including dealing and associated costs) of £4,000,000,000.  The £4,000,000,000 share buyback programme has therefore completed.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 August 2012

Number of ordinary shares transferred:	297,217

Highest transfer price per share:	187.95p

Lowest transfer price per share:	187.95p

Following both the above transactions, Vodafone holds 4,648,168,160 of its ordinary shares in treasury and has 49,171,708,019 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

8 August 2012

RNS:  4669J

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 August 2012

Number of ordinary shares transferred:	135,904

Highest transfer price per share:	190.15p

Lowest transfer price per share:	190.15p

Following the above transfer, Vodafone holds 4,648,032,256 of its ordinary shares in treasury and has 49,171,843,923 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

9 August 2012

RNS:  5784J

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 August 2012

Number of ordinary shares transferred:	263,936

Highest transfer price per share:	190.35p

Lowest transfer price per share:	190.35p

Following the above transfer, Vodafone holds 4,647,768,320 of its ordinary shares in treasury and has 49,172,107,859 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 August 2012

RNS:  7922J

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 August 2012

Number of ordinary shares transferred:	34,539

Highest transfer price per share:	190.25p

Lowest transfer price per share:	190.25p

Following the above transfer, Vodafone holds 4,647,733,781 of its ordinary shares in treasury and has 49,172,142,398 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 August 2012

RNS:  8879J

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 August 2012

Number of ordinary shares transferred:	310,968

Highest transfer price per share:	189.9p

Lowest transfer price per share:	189.9p

Following the above transfer, Vodafone holds 4,647,422,813 of its ordinary shares in treasury and has 49,172,453,366 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 August 2012

RNS:  0060K

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 August 2012

Number of ordinary shares transferred:	568,159

Highest transfer price per share:	190.45p

Lowest transfer price per share:	190.45p

Following the above transfer, Vodafone holds 4,646,854,654 of its ordinary shares in treasury and has 49,173,021,525 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 August 2012

RNS: 1106K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 15 August 2012 by Computershare Trustees Limited that on 10 August 2012 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 189.9p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes	132
Andrew Halford*	132
Matthew Kirk	132
Ronald Schellekens	132

* Denotes Director of the Company

17 August 2012

RNS:  1776K

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 August 2012

Number of ordinary shares transferred:	16,366

Highest transfer price per share:	190.2p

Lowest transfer price per share:	190.2p

Following the above transfer, Vodafone holds 4,646,838,288 of its ordinary shares in treasury and has 49,173,037,891 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

22 August 2012

RNS:  4568K

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 August 2012

Number of ordinary shares transferred:	226,755

Highest transfer price per share:	188.75p

Lowest transfer price per share:	185.55p

Following the above transfer, Vodafone holds 4,646,611,533 of its ordinary shares in treasury and has 49,173,264,646 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

24 August 2012

RNS:  6583K

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 August 2012

Number of ordinary shares transferred:	296,985

Highest transfer price per share:	186.6p

Lowest transfer price per share:	186.6p

Following the above transfer, Vodafone holds 4,646,314,548 of its ordinary shares in treasury and has 49,173,561,631 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

30 August 2012

RNS:  0296L

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 August 2012

Number of ordinary shares transferred:	239,199

Highest transfer price per share:	184.75p

Lowest transfer price per share:	184.1p

Following the above transfer, Vodafone holds 4,646,075,349 of its ordinary shares in treasury and has 49,173,800,830 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

31 August 2012

RNS:  0908L

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 53,819,876,179 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 4,646,075,349 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 49,173,800,830.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 4, 2012	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary